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                            November 3, 2020

       Kevin Hearde
       Executive Vice President & Chief Financial Officer
       MARAVAI LIFESCIENCES HOLDINGS, INC.
       10770 Wateridge Circle Suite 200
       San Diego, California 92121

                                                        Re: MARAVAI
LIFESCIENCES HOLDINGS, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed October 29,
2020
                                                            File No. 333-249733

       Dear Mr. Hearde:

              We have reviewed your registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed October 29, 2020

       Exhibits

   1. We note your statement on page 26 that Pfizer accounted for 14% of total revenue for the nine months ended
September 30, 2020. Please file your agreement(s) with Pfizer pursuant to Item
601(b)(10) of Regulation S-K or advise us regarding the basis for your determination the
agreement(s) are not required to be filed as amendments. .
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Kevin Hearde
MARAVAI LIFESCIENCES HOLDINGS, INC.
November 3, 2020
Page 2

statement.

       You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNameKevin Hearde
                                          Division of Corporation Finance
Comapany NameMARAVAI LIFESCIENCES HOLDINGS, INC.
                                          Office of Life Sciences
November 3, 2020 Page 2
cc:       Robert Hayward
FirstName LastName